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April 6, 2006

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Subj:	Security Equity Fund (on behalf of Large Cap Growth Fund, Enhanced Index Fund, Social Awareness Fund and Select 25 Fund) Securities Act File No. 333-132032

Ladies and Gentlemen:

On February 24, 2006, Security Equity Fund (the “Registrant”) filed a registration statement (the “Registration Statement”) on Form N-14 pursuant to Rule 488 under the Securities Act of 1933 (the “1933 Act”) in relation to the proposed reorganization (“Reorganization”) of each of Large Cap Growth Fund, Enhanced Index Fund, and Social Awareness Fund (the “Acquired Funds”) into Select 25 Fund (the “Acquiring Fund”), each a series of the Registrant.

We wish to respond by this letter to comments of the SEC staff on the Registration Statement, as conveyed by Dominic Minore and Cindy Rose of the Division of Investment Management via telephone conference with Amy J. Lee, Secretary of the Registrant, on March 17, 2006. Several changes in the Registration Statement have been made in response to the comments, and are reflected in the attached Post-Effective Amendment No. 1 to the Registration Statement. The SEC staff’s comments, and the Registrant’s responses thereto, are as follows:

  Comment: Please provide the staff with Tandy representations.

  Response: On behalf of the Registrant, it is hereby acknowledged:

    the Registrant is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

    the action of the Securities and Exchange Commission or its staff in acknowledging the effective date of the Registration Statement does not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

    the Registrant may not assert Securities and Exchange Commission staff comments, or changes in disclosure in response to the same, as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws.

  Comment: In the Table of Contents, please identify by name and page number references to various appendices.

  Response: The Table of Contents has been amended as requested.

  Comment: On page 2, clarify that the term “Reorganization” includes each of the three proposed reorganizations, as the Reorganizations are not contingent on one another.

  Response: The disclosure has been amended as requested.

  Comment: On page 3, the paragraph including the phrase “You should read this entire Proxy Statement/Prospectus carefully” should include a reference to the appendices and clarify that they are an integral part of the Proxy Statement/Prospectus.

  Response: The disclosure has been amended as requested.

  Comment: On page 3, the summary of the Reorganization should include an estimation of the total costs of the Reorganization and the basis for allocating those costs.

  Response: The disclosure has been amended as requested. The basis for allocated reorganization expenses to the Acquired Funds is discussed in more detail under “Information About the Reorganization – Expenses of the Reorganization.”

  Comment: On page 3, the list of considerations investors should note in considering whether to approve the Reorganization should include an indication that the adviser is expected to benefit because it will be relieved of its voluntary undertaking to waive fees or reimburse expenses with respect to the Acquired Funds.

  Response: The disclosure has been amended as requested.

  Comment: On page 3, please include disclosure with respect to any material differences with respect to the investment objectives and investment policies of the Acquired Funds and the Acquiring Fund.

  Response: The disclosure has been amended as requested.

  Comment: On page 9, please disclose that the information provided in this section of the prospectus includes all the principal risks of investing in the Funds.

  Response: The disclosure has been amended as requested.

  Comment: On page 10, the table comparing asset types held by the Funds should include an indication, where appropriate, that the asset type listed is not held or comprises less than 1% of the assets held by that Fund.

  Response: The disclosure has been amended as requested.

  Comment: On page 11, please indicate whether the Reorganization will allow for tacking of holding periods for income tax purposes.

  Response: The disclosure has been amended as requested.

  Comment: Page 12 includes a table comparing fees for the Funds with pro forma fees for the Select 25 Fund after the Reorganization. Please indicate whether the Board of Directors of the Fund considered that post-waiver expenses of the Enhanced Index Fund would be lower than those of the Select 25 Fund.

  Response: The Board of Directors noted, and the Registration Statement discloses, that the waiver of fees for the Enhanced Index Fund is entirely voluntary on the part of the adviser and may be discontinued at any time. The Board of Directors therefore felt it appropriate to compare costs before voluntary expense limitations and reimbursements, as indicated in the “Board Considerations” section on page 14 of the Registration Statement. In addition, the Board also determined that the Select 25 Fund’s Post-Reorganization operating expenses are anticipated to be lower than the Enhanced Index Fund’s net operating expenses, assuming approval of the Reorganization by the Shareholders of all Acquired Funds.

  Comment: Regulation S-X Item 11-02(b)(8) requires that if a “transaction is structured in such a manner that significantly different results may occur, additional pro forma presentations shall be made which give effect to the range of possible results.” Since the Reorganization includes three separate transactions that are not contingent on one another, please provide a fee table, compensation table, and pro forma information indicating any such numbers that may vary materially from those provided for the Reorganization as a whole, depending on which, if not all, of the transactions are approved by shareholders.

  Response: Item 11-02(b)(8) requires such additional pro forma presentations only if “significantly different results” may occur if the shareholders of one or more of Acquired Funds fails to approve the Reorganization, and Instruction 6 to Item 11-02(b)(8) indicates that pro forma financial information may be presented on a combined basis where consummation of the Reorganization is probable with respect to each Acquired Fund. In light of the Registrant’s past experience with solicitation of shareholder approval of reorganizations, the sound basis for the proposed Reorganization, and the lower pro forma operating expenses resulting from any combination of transactions when compared against the operating expenses of each Acquired Fund, the Registrant believes that a combined presentation of pro forma financial statements assuming that the Reorganization is approved by the shareholders of each Acquired Fund is acceptable. Nevertheless, consistent with the staff’s request, the pro forma financials have been revised to reflect the separate reorganizations, and corresponding fee tables and expense examples have been amended as requested.

  Comment: On page 14, please indicate that the Reorganization Plan summary discusses the material aspects of the Reorganization Plan.

  Response: The disclosure has been amended as requested.

  Comment: Please provide a form of the tax opinion in a post-effective amendment to the Registration Statement if it will be necessary to add pro forma information in such amendment.

  Response: The Registrant undertakes to provide a final tax opinion in a post-effective amendment to the Registration Statement. A form of tax opinion is filed as an exhibit to Post-Effective Amendment No. 1.

  Comment: In the “Tax Considerations” section on page 15, please indicate the tax effects of distributions of income and capital gains before the closing of the Reorganization.

  Response: The Registration Statement currently discloses under the caption “Tax Considerations” that such distributions are included in taxable income.

  Comment: On page 15, please add a column showing any adjustments, including additional shares issued, to the capitalization table.

  Response: The disclosure has been amended as requested.

  Comment: Please disclose (i) any material amount of capital gains to be distributed (if not offset by carried-forward losses), or disclose that they will be offset by carry-forwards, (ii) any brokerage commissions associated with the Reorganization, (iii) the approximate percentage of the portfolios of the Acquired Funds that will be liquidated as part of the Reorganization.

  Response: The disclosure has been amended to reflect that available capital loss carry forwards will be used to offset any capital gains distributions by the Acquired Funds. The Registrant does not anticipate that any material amount of capital gains will be distributed after such offset. The disclosure has been amended to reflect the estimated brokerage costs associated with the liquidation of a portion of the Acquired Funds’ portfolios, to the extent reasonably determinable at this time.

  Comment: On page 25, please disclose whether the charges described under the heading “Administrative Agent” are the same for all the Funds.

  Response: The disclosure has been changed to reflect that all the listed fees and charges apply equally to all the Funds.

  Comment: To avoid confusion, please make sure section headings and subheadings are uniformly formatted.

  Response: The disclosure has been amended as requested.

  Comment: In the “Pro Forma Statement of Assets and Liabilities,” please explain to us what information is provided for the row entitled “Reimbursement due to advisor,” which shows $2,626 in the column for the Large Cap Growth Fund. Please also confirm supplementally that the adviser does not have the ability to recoup amounts waived or reimbursed.

  Response: Information in this row describes the reimbursement the Fund owes to the advisor due to an excess expense the Fund incurred earlier in the year. The adviser’s undertaking to waive fees and reimburse expenses is voluntary, and the Funds are under no obligation to permit recoupment of such waivers or reimbursements at a later date.

  Comment: Please confirm that a consent of counsel will be filed.

  Response: A consent of counsel will be included in the definitive Tax Opinion.

  Comment: Please confirm that Brenda Harwood acts for the Funds in the capacities of Principal Accounting Officer and Principal Financial Officer.

  Response: Brenda Harwood acts for the Funds in the capacities of Principal Accounting Officer and Principal Financial Officer. The Registration Statement has been amended accordingly.

  Comment: Please confirm supplementally that valuation procedures are the same for all of the Funds.

  Response: The Valuation procedures are the same for all of the Funds.

*   *   *

No fees are required in connection with this filing. The attached Post-Effective Amendment No. 1 does not contain disclosures that render it ineligible to become effective pursuant to Rule 485(b) under the 1933 Act.

The Registrant believes that it has been responsive to the staff’s comments. Please call me at (785) 438-3226, or Keith T. Robinson of Dechert LLP at (202) 261-3386, with any questions or comments regarding this letter or the Registration Statement, or if we may assist the staff in any other way.

Very truly yours,

AMY J. LEE

Amy J. Lee
Secretary
Security Equity Fund

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